                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                           Foamex International, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    343861100
                              --------------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

CUSIP NO.   343861100
            ---------

1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  Stephens Group, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY
                      --------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       SOLE VOTING POWER                                  -0-

6.       SHARED VOTING POWER                          1,526,111

7.       SOLE DISPOSITIVE POWER                             -0-

8.       SHARED DISPOSITIVE POWER                     1,526,111

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                        1,526,111*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW(9)                                            6.1%

12.      TYPE OF REPORTING PERSON                            HC


-------------------
*Excludes 114,000 shares owned by principals of Stephens Group, Inc. or Stephens Inc. and their faimilies. See Item 6.
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                                  SCHEDULE 13G

CUSIP NO.   343861100
            ---------

1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  Stephens Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY
                      ------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       SOLE VOTING POWER                                  -0-

6.       SHARED VOTING POWER                          1,526,111

7.       SOLE DISPOSITIVE POWER                             -0-

8.       SHARED DISPOSITIVE POWER                     1,526,111

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                        1,526,111*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW(9)                                            6.1%

12.      TYPE OF REPORTING PERSON                            BD


----------------
*Excludes 114,000 shares owned by principals of Stephens Group, Inc. or Stephens Inc. and their families. See Item 6.
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CUSIP NO.  343861100
           ---------

ITEM 1.
         (a) Name of Issuer: Foamex International, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  1000 Columbia Avenue
                  Linwood, Pennsylvania

ITEM 2.
         (a) Name of Person Filing: Stephens Group, Inc.
                                    Stephens Inc.

         (b) Address of Principal Business Office or, if none, Residence

                  111 Center Street
                  Little Rock, Arkansas  72201

         (c) Citizenship: Arkansas, USA

         (d) Title of Class of Securities: Common Stock

         (e) CUSIP Number: 343861100


ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR
                  240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Stephens Inc. is a broker-dealer.
                  Stephens Group, Inc. is a holding company.

ITEM 4. OWNERSHIP. PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

(a)   Amount beneficially owned:                                    1,526,111

(b)   Percent of class:                                                  6.1%

(c)   Number of shares as to which the person has:

      (i)  Sole power to vote or to direct the vote:                      -0-

      (ii) Shared power to vote or to direct the vote:              1,526,111

      (iii) Sole power to dispose or to direct the disposition of:        -0-

      (iv) Shared power to dispose or to direct the disposition of: 1,526,111

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ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.              [ ]

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  N/A

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Stephens Group, Inc. as parent of Stephens Inc. has shared power of voting and of disposition with respect to shares owned by Stephens Inc. for its own account. Stephens Inc. holds some share in advisory accounts for clients. Stephens Inc. has shared power of disposition, but no voting power and no economic interest with respect to the shares held in client advisory accounts.

         The number of shares reported as being owned by Stephens Group, Inc. and Stephens Inc. as of December 31, 1998 reflect the ownership by Stephens Inc. of 925,000 shares of the common stock of Foamex International, Inc. ("Foamex") for its own account and 601,111 shares of Foamex common stock held in discretionary or advisory accounts for clients.

         In addition to the shares reported in Item 4, principals of Stephens Inc. or Stephens Group, Inc. own 114,000 shares of Foamex common stock as of December 31, 1998. Stephens Group, Inc. and Stephens Inc. have no voting power or dispositive power over such shares and disclaim beneficial ownership of these shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Stephens Inc. holds the shares being reported by Stephens Group, Inc.
                  Stephens Inc. is a registered broker-dealer.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP     N/A

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP     N/A

ITEM 10.     CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 12, 1999
                                       ------------------------------------
                                       Date


                                       Stephens Group, Inc.
                                             and
                                       Stephens Inc.


                                       By:   /s/ DAVID A.KNIGHT
                                          ---------------------------------
                                                 David A. Knight


                                       Title  Executive Vice President